Exhibit 99.1

SciSparc Issued Israeli Patent for its Core Technology for Treating Central Nervous Systems Disorders

Patent extends protection for SciSparc’s novel compounds and methods already granted in the U.S., Australia and Japan

TEL AVIV, Israel, Aug. 12, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (NASDAQ: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced it has been granted an Israeli patent for its core technology that treats central nervous systems disorders. The invention relates to "Pharmaceutical compositions comprising cannabinoids and N-acylethanolamines, and methods for their use in preventing and treating a variety of cannabinoid-treatable conditions."

“Our IP portfolio continues to grow, and it is one of our greatest and most important assets which distinguishes us from other companies operating in the field,” said Adi Zuloff-Shani, PhD, Chief Technologies Officer of SciSparc. “This is now the fifth recent patent grant we have received related to our core technology, with patents previously issued in the U.S., Australia and Japan. This grant further solidifies the strength of our intellectual property protections and aligns well with our overarching patent filing strategy."

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome and for the treatment of obstructive sleep apnea; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its patent filing strategy and its potential to bring therapies to patients suffering with the challenges associated with disorders of the central nervous system. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055